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May 11, 2020

VIA EDGAR TRANSMISSION

Daniel Morris
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Thryv Holdings, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 20, 2020 CIK No. 0001556739

Dear Mr. Morris:

On behalf of our client, Thryv Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated in its letter addressed to the Company, dated April 21, 2020. In connection with these responses, we are confidentially submitting, electronically via EDGAR, an amended (“Amendment No. 2”) Draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company (CIK No. 0001556739).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In certain cases, for organizational purposes, the comment has been divided into its separate components with a response provided for each component. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 2

Amendment No. 1 to Draft Registration Statement on Form S-1

General

1.
We note that you have not yet identified the financial advisor(s) you intend to engage for this offering. We recognize that some of the comments we are issuing in this letter seek disclosure that may be dependent upon this engagement. Please note that we may have additional comments upon receipt and review of an amendment that identifies your financial advisor(s).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not yet formally engaged a financial advisor (the “Financial Advisor”) for its direct listing (the “Listing”) on the Nasdaq Capital Market (“Nasdaq”) but that once a Financial Advisor has been engaged, the Company will inform the Staff. The Company has identified a firm that it intends to engage as Financial Advisor and which has reviewed the contents of this letter. The Company would seek to formally engage the Financial Advisor on terms consistent with those described herein. The Company understands that the Staff may have additional comments upon receipt and review of an amendment that identifies the Financial Advisor.

Cover Page

2.
Refer to the “Calculation of Registration Fee.” Based on the stockholder’s equity of $27,260,000 at December 31, 2019 and your shares outstanding of 60,282,947, it is unclear how you calculated a book value of $9.68 per share as of the end of the most recent fiscal year. Please provide us with your calculation.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on its cover page to reflect a book value of $0.45, which the Company has calculated based on stockholder’s equity of $27,260,000 and shares of the Company’s common stock (the “Shares”) outstanding of 60,282,947 at December 31, 2019.

Corporate History and Information, page 7

3.	We note your response to prior comment 6. Please revise this section to disclose the current amount of your outstanding indebtedness and available credit under your credit facilities.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 7. The Company will update the current amount of outstanding indebtedness and available credit under its credit facilities as additional amendments reflecting updated financial information are submitted.

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 3

Uncertainty relating to LIBOR, page 36

4.
We note that if you are unable to establish an alternate rate using the alternative methodologies contained in your senior credit facilities, the interest rate for the facilities will be "determined at an alternate base rate." Please revise to disclose the alternate base rate or, if the alternate base rate is not currently known, how it will be determined.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 36 accordingly.

Our listing differs significantly..., page 37

5.
Please consider revising the statement, which currently reads, “[a]dditionally, because there are no underwriters, there is no underwriters’ option to purchase additional shares to help stabilize, maintain, or affect the public price of our common stock on Nasdaq immediately after the listing” (emphasis added)..

The Company acknowledges the Staff’s comment and confirms that there is no “underwriters’ option to purchase additional shares” (i.e. no “green shoe” option) involved in a direct listing. Further, as described in response to Comment 14 below, the Financial Advisor will not be retained to “help stabilize, maintain, or affect the public price” of our common stock. Nevertheless, in response to the Staff’s comment, the Company has deleted the sentence on page 37.

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 4

6.
Please tell us to what extent the lack of precedent for direct listings on the Nasdaq Capital Market poses additional risks for your direct listing. In this regard, we note that the Securities & Exchange Commission approved Nasdaq's proposed amendments to permit direct listings on the Nasdaq Capital Market in December 2019. As such, certain provisions and processes, including, for example, those related to valuation and compelling evidence standards, may be untested.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes the principal risks arising from the lack of precedent for direct listings on the Nasdaq Capital Market are those that relate to direct listings generally, which remain a novel process. The Company has described these risks in Risk Factors, particularly under the heading “Our shares of common stock currently have no public market. An active trading market may not develop or continue to be liquid and the market price of our shares of common stock may be volatile.” In addition, because these provisions and processes are untested, in the absence of an existing active trading market for the Company’s commons stock, there is a risk that if the common stock does not trade at prices required by the Nasdaq Listing Standards, the Company would be required to delist. Accordingly, in response to the Staff’s comment, the Company has added to the risk factor on page 38 the following additional disclosure:

 “Furthermore, because of our novel listing process on the Nasdaq Capital Market, Nasdaq’s rules for ensuring compliance with its initial listing standards, such as those requiring a valuation or other compelling evidence of value, are untested. In the absence of a prior active public trading market for our common stock, if the price of our common stock or our market capitalization fall below those required by Nasdaq’s eligibility standards, we may not be able to satisfy the ongoing listing criteria and may be required to delist.”

Liquidity and Capital Resources, page 63

7.
In your response to prior comment 15, you state that your credit facilities restrict the ability of your subsidiaries to pay dividends. Please revise to discuss the material terms of these restrictions.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that under the agreements governing our credit facilities, our subsidiaries may declare and pay dividends or distributions ratably with respect to their equity interests. The Company has revised its disclosure on page 63 accordingly.

SaaS Business Segment, page 77

8.
We note your response to prior comment 17 and, in particular, the final sentence under "Strength of the All-In-One Platform." Please revise to explain how commercially available applications are modified or otherwise assume a different character when they are integrated into the Thryv platform. Please also disclose whether the applications developed by your third-party developers are available in the same or similar form outside your platform on a stand-alone basis.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 79 accordingly.

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 5

Plan of Distribution, page 129

9.
Please revise the first sentence of this section to specify the exchange or alternative trading venue where your shares will be listed or traded. In this regard, your references to exchanges or trading venues other than NASDAQ are unclear to us.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 130 accordingly to remove references to public exchanges or registered alternative venues other than NASDAQ.

10.
Please describe the extent to which you or your financial advisor(s) may contact any Registered Stockholders, existing stockholders or potential investors regarding their interest in buying or selling. In this regard, we note that your references to “investor day” and "investor education meetings" in the risk factor section appear to contemplate potential interaction with buyers and sellers. Please tell us what "investor communication strategy" you will utilize to communicate with investors at these events and how any materials utilized at these events may differ.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is aware of the no-action relief provided to Spotify Technology, S.A., dated Mar. 23, 2018 (the “Spotify Letter”) and the limitations outlined in the Spotify Letter regarding the investor activities carried out by the registrant. The Company confirms that any “investor day” or “investor education activities” will be carried out by the Company in a manner consistent with, and within the scope of, those described in the Spotify Letter. The Company will have final responsibility over the content and dissemination of any materials utilized at any such events and the audience to which such content is disseminated. It would treat any such events as a traditional roadshow and make a bona fide version of road show materials publicly available.

Similarly, the Company confirms that any engagement of a Financial Advisor in connection with any such events will be on terms consistent with the Spotify Letter. Accordingly, the Financial Advisor will not be permitted to, and will not be instructed by the Company to, further plan or actively participate in any “investor day” or “investor education activities” on behalf of the Company. The Company will not, directly or indirectly, engage or request the Financial Advisor to perform any activities after the initial trade of the Shares on Nasdaq (the “Opening Trade” and the Share price at the Opening Trade, the “Opening Price”) designed to facilitate resales by the Registered Stockholders pursuant to the Registration Statement. While the Financial Advisor and its affiliates may assist with the potential establishment of brokerage accounts for interested existing shareholders, neither the Financial Advisor nor its affiliates will have discretionary authority to transact in the Shares held in such brokerage accounts, and no fees or expenses will be paid by the Company or the Financial Advisor in connection with such brokerage accounts.

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 6

11.
Please clarify how the Current Reference Price will be calculated and disseminated under the Nasdaq Listing Rules, particularly in terms of how the underlying purpose of the Current Reference Price is to effectively match anticipated supply with demand.

The Company acknowledges the Staff’s comment and respectfully advises the Staff of the Company's understanding that the Current Reference Price will be calculated under the framework prescribed by Nasdaq Listing Rule 4753(a)(3)(A). Once the Company’s Shares are deemed “ready to trade,” Nasdaq will calculate the “Current Reference Price” based on the following price setting framework:

(i)	the single price at which the maximum number of orders to buy or sell can be paired;

(ii)	if more than one price exists under (i) above, then the price that minimizes the number of Shares for which orders cannot be matched;

(iii)	if more than one price exists under (ii) above, then the entered price at which Shares will remain unexecuted in the cross; and

(iv)
if more than one price exists under (iii) above, (A) for a security that has had recent sustained trading in a Private Placement Market (as defined in Nasdaq Listing Rule 5005(a)(34)) prior to listing, the most recent transaction price in that market or, (b) if none, a price determined by Nasdaq after consultation with the Company’s identified financial advisor.

The Company’s Financial Advisor will request that Nasdaq determine the requisite price in clause (iv) above in its sole discretion so as to eliminate its input into the determination of the Current Reference Price.

Prior to the Opening Trade, Nasdaq will disseminate the Current Reference Price and other reference prices on its Net Order Imbalance Indicator (“NOII”), a public data feed which is also accessible through the Nasdaq Workstation and select service bureaus. In addition to the NOII, the Financial Advisor will have access to anonymized and aggregated pre-opening buy and sell orders (above the level of the executing broker-dealer) on Nasdaq’s BookViewer tool. This disseminated information, including the Current Reference Price, is identical to what buyers and sellers (and the lead underwriter, with respect to the BookViewer tool) would have access to in the context of a Nasdaq-listed initial public offering, and the information is disseminated in the same manner as it would be for a Nasdaq-listed initial public offering.

Please also clarify what factors your financial advisor will consider before notifying Nasdaq that the company's security is "ready to trade" and the Current Reference Price is calculated. Explain how the financial advisor will determine when "a reasonable amount of volume will cross on the opening trade."

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 7

The Company’s understanding is that the opening cross mechanism is a routine mechanism performed by Nasdaq’s systems that will be overseen directly by Nasdaq. The Company’s understanding is that the determination of when the Company’s Shares are “ready to trade” will be primarily based on the volume of buy and sell orders. The Financial Advisor  will have access to anonymized and aggregated pre-opening buy and sell orders (above the level of the executing broker-dealer) on Nasdaq’s BookViewer tool. The Financial Advisor’s determination as to whether there is a “reasonable amount” of volume will be a judgment that takes into consideration the level of pre-opening buy and sell interest with the goal of minimizing, once the Opening Trade occurs, the immediate price volatility that may occur if trading is opened prematurely based on low volume.

Finally, with a view to providing investors with a clear understanding as to how the Current Reference Price will be calculated, please revise to provide an example of the process you describe.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the Registration Statement and on page 129 to reflect the clarifications above and it has revised the disclosure on page 129 to provide the following example of how the Current Reference Price will be calculated.

“As a hypothetical example of the calculation of the Current Reference Price within this structure, if Nasdaq’s cross algorithms matched all accepted orders, and a limit order to buy 500 shares of common stock at $10.01 per share and a limit order to sell 200 shares of common stock at $10.00 per share remained, the Current Reference Price would be selected as follows: under clause (i) there is a price imbalance in pairing the number of limit orders to buy or sell, so more than one price exists; under clause (ii), selecting either $10.00 or $10.01 as the Current Reference Price would not minimize the number of shares of common stock for which orders cannot be matched (300 shares would not be matched in either scenario), so more than one price exists and under (iii), choosing $10.01 as the entered price would cause 300 shares to remain unexecuted in the cross, compared to choosing $10.00 as the entered price, which would cause no shares of common stock to be left unexecuted  in the cross. Thus, Nasdaq would select the Current Reference Price as $10.01 in accordance with (iii) above. In the event that more than one price exists under (iii) above, Nasdaq would select the Current Reference Price. The above example (including the prices) is provided solely by way of illustration.”

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 8

12.
We note that you are a “controlled company” under Nasdaq guidelines. Please revise, where appropriate, to explain whether and how the Registered Stockholders, and in particular your majority stockholder, will have the ability to affect the opening price of your shares or the timing of your listing on Nasdaq. In this regard, please describe the involvement of the Registered Stockholders in the price setting mechanism contemplated under the IPO cross, including any decisions to delay or proceed with trading.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that none of the Registered Stockholders, including the Company’s majority stockholder Mudrick Capital Management, L.P. and its affiliates (“Mudrick Capital”), will be involved with the Financial Advisor in the price setting mechanism for the Current Reference Price contemplated under the opening cross, including any decision to delay or proceed with trading. The decision to delay or proceed with trading rests solely with the Financial Advisor and Nasdaq pursuant to Nasdaq Listing Rules 4120(c)(8) and 4120(c)(9).

This is consistent with the representation made below that any resales of Shares made during the Effective Period pursuant to the Form S-1 registration statement will be effected solely through ordinary brokerage transactions without any special selling efforts or any involvement or facilitation by or coordination between the Company, the Financial Advisor, the Registered Stockholders, or their respective affiliated purchasers, with the exception of maintaining the Form S-1's effectiveness and the potential establishment of the brokerage accounts for interested Registered Stockholders, as described in the Spotify Letter.

In response to the Staff’s comment, additional disclosure to that effect the Registered Stockholders (including Mudrick Capital) will not play a role in the price setting mechanism has been added on the cover page and page 129.

In addition, please describe the ability, if any, of Registered Stockholders to affect the opening price by refusing bids or limiting asks in the period prior to the opening trade.

During the period prior to the Opening Trade, the Registered Stockholders, like any other stockholders, in their sole discretion may place sell orders through their brokers that specify a minimum price at which they may sell. The Current Reference Price, however, is determined with a system-wide price setting mechanism taking into account all buy- and sell-side orders.

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 9

13.
Please describe the specific duties, activities, and expected or additional contributions of or purpose for the financial advisor with respect to the determination of the Current Reference Price (and size and timing of the Opening trade), particularly in view of the fact that it is our understanding Nasdaq provides direct listings with an IPO execution team and IPO execution officer (i.e., a senior equity capital market expert), the use of all Nasdaq’s IPO tools, such as the Net Order Imbalance Indicator and the IPO BookViewer, as well as Nasdaq’s regulatory and operations teams. Please include in your response what information (i.e., regarding opening price, paired shares, imbalances, official opening timing, etc.) the financial advisor is expected to be able to provide leading up to and after the official opening cross occurs.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Financial Advisor is required, pursuant to Nasdaq Listing Rule 4120(c)(9), to perform certain functions that are performed by an underwriter in an initial public offering and outlined in Rule 4120(c)(8). These functions were implemented through the amendments to permit direct listings on the Nasdaq Global Select Market in February 2019 (the “February 2019 Approval”) and on the Nasdaq Global Market and the Nasdaq Capital Market in December 2019 (the “December 2019 Approval,”) approved by the Commission, and can be separated into the following areas:

(i)	Determining the Current Reference Price

Reference is made to the Company’s response to Comment 11, including Nasdaq’s price setting framework for determining the Current Reference Price pursuant to Nasdaq Listing Rule 4753. The Financial Advisor’s role in determining the Current Reference Price is expressly limited to clause (iv) of the mechanism when Nasdaq is required to consult with such financial advisor prior to determining the Current Reference Price. Even following any such consultation, the determination of the Current Reference Price remains the sole responsibility of Nasdaq pursuant to Nasdaq Listing Rule 4753.

As discussed in our response to Comment 11, the Company’s Financial Advisor will request that Nasdaq determine the requisite price indicated in clause (iv) of the price setting mechanism in its sole discretion so as to eliminate the Financial Advisor’s input into the determination of the Current Reference Price.

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 10

(ii)	Timing, Approval and Delay of Opening Trade

Reference is made to the Company’s response to Comment 11. Pursuant to Nasdaq Listing Rule 4120(c)(8)(A), market participants may enter pre-opening buy and sell orders into the Nasdaq system prior to a 10-minute “Display Only” Period, during which indicative clearing price and imbalance information is disseminated to market participants by Nasdaq on its NOII and BookViewer tools. Following the Display Only Period, a “Pre-Launch” Period begins, during which:

•	Nasdaq will display the Current Reference Price calculated each second to the Financial Advisor;

•	the Financial Advisor must notify Nasdaq that the Company’s Shares are “ready to trade”; and

•	if the Financial Advisor agrees to proceed, Nasdaq will conduct certain validation checks.[1]

Following the Pre-Launch Period, Nasdaq will conduct the Opening Trade. The Financial Advisor may determine at any point up to the conclusion of the Pre-Launch Period to postpone, delay or reschedule the Listing with the concurrence of Nasdaq. The Financial Advisor is not involved with identifying paired shares prior to the Opening Trade.

As discussed in our response to Comment 11, the Company’s Financial Advisor will determine that the Company’s Shares are “ready to trade”, and will agree to proceed at a Current Reference Price, by taking into consideration the volume of pre-opening buy and sell orders. In the absence of adequate buy and sell interest prior to the Opening Trade, the Company’s Financial Advisor may request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the Opening Trade.

Please describe how such activity would be consistent with Regulation M, or prior no-action relief from Regulation M (e.g., Spotify Technology, S.A., Mar. 23, 2018), such that it would not artificially influence the market price for the company’s shares or to otherwise artificially facilitate the direct listing.

1 Pursuant to Nasdaq Listing Rule 4120(c)(8)(B), the validation checks conducted by Nasdaq during the Pre-Launch Period permit the Financial Advisor to establish a price band within which the Current Reference Price for the Opening Trade may vary from the Current Reference Price in effect at the time the decision to proceed is made. It is the Company’s understanding that price bands are rarely used.

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 11

Set forth below is a comparison between the price setting mechanism described in the Spotify Letter and for Nasdaq.

Spotify Letter	Nasdaq
• Pricing mechanism employed NYSE mechanism pursuant to Commission-approved rule (NYSE Rule 15)	• Pricing mechanism employed Nasdaq mechanism pursuant to Commission-approved rule (Nasdaq Listing Rule 4753)
•       The DMM will be solely responsible for establishing the Opening Price

•       The DMM, which shall be unaffiliated with the Company and the Financial Advisors, will operate independently of such persons

•       The DMM will be solely responsible for maintaining an orderly market for the Shares

• Rather than relying on the DMM to establish the Opening Price, the Nasdaq rule relies on an auction system where the Current Reference Price is established through an pricing formula and mechanism overseen by Nasdaq

•       Nasdaq is unaffiliated with the Company and the Financial Advisor and operates independently of such persons

•       Nasdaq is solely responsible for establishing the Current Reference Price.

•       Nasdaq rules contemplate that in the “fourth tie-breaker” Nasdaq consults with the financial advisor to determine a requisite price (which is similar to a corresponding NYSE rule requiring the DMM to consult with the financial advisor in certain circumstance), but the pricing decision is ultimately Nasdaq’s. As further described in our response to Comment 11, the Financial Advisor will request that Nasdaq determine the requisite price for such tie-breaker in its sole discretion so as to eliminate its input from the determination of the Current Reference Price.

•       To list, there must be at least three registered and active market makers that agree to make a market in the Shares pursuant to Nasdaq Listing Rule 5505(a)(4).  The Company will ensure that each such market maker will be independent of the Company and the Financial Advisor and Company will not designate the Financial Advisor as one of the three required market makers.

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 12

The Company believes this activity is consistent with the Spotify Letter such that the Financial Advisor neither artificially influences the market price for the Shares nor artificially facilitates the Listing.

As outlined in the December 2019 Approval, Nasdaq implemented the mechanism in direct listings in order to “promote fair and orderly markets mechanisms of establishing the Current Reference Price” and to “help protect against volatility in the pricing and initial trading of the securities covered by the proposed rule change.”

Furthermore, the Company respectfully submits that its conclusion that that the pricing mechanism required by Nasdaq for direct listings and the role of the Financial Advisor in the decision to proceed with the Opening Trade do not “artificially influence the market price for the Shares” or “artificially facilitate the direct listing” is consistent with the Commission own express findings.

In its December 3, 2019 Approval, the Commission stated:

“The Commission believes that specifying that the IPO Cross must be used to open the securities, and relying on the most recent transaction price in the Private Placement Market or a price determined by the Exchange in consultation with the issuer’s financial advisor for purposes of the fourth tie-breaker in the cross, should help establish a reliable Current Reference Price and the price at which the match will occur, and thereby facilitate the opening of these securities when trading first commences on the Exchange for certain securities not listed in connection with an underwritten IPO. The Commission believes these changes, consistent with Section 6(b)(5) of the Exchange Act, are reasonably designed to protect investors and the public interest and promote just and equitable principles of trade for the opening of securities listed under the new standards.” (emphasis added)

For these reasons the Company does not view compliance by the Financial Advisor with the Nasdaq Listing Rules (especially after foregoing any discretionary role in the calculation of the Current Reference Price) as being inconsistent with the Spotify Letter.

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 13

14.
In view of the significant factual differences with the April 2018 Spotify Technology S.A. direct listing on NYSE, please provide us with your detailed analysis as to how you intend to structure and conduct your direct listing (including the Registered Shareholders’ resales and any investor-related activities) on the Nasdaq Stock Market so as to comply with the trading restrictions of Rules 101-104 of Regulation M or, alternatively, how you intend to and are able to rely on prior no-action relief (e.g., Spotify Technology, S.A., Mar. 23, 2018).

In your analysis, please address, among other things, whether or not there is a Regulation M “distribution(s)” (i.e., sufficient “magnitude” and the use of “special selling efforts/selling methods”); calculation of the applicable restricted period(s) for each of the relevant covered persons (e.g., you, the financial advisors, the Registered Stockholders, the active market makers, other distribution participants, and any affiliated purchasers of the foregoing, as applicable); explanation of how the expanded role and activities/obligations of the financial advisor on Nasdaq (i.e., in coordinating the price discovery process and opening cross/“first trade” in the security, and performing the same functions as the “stabilization agent”/lead underwriter in an IPO), as well as also acting in the capacity of “active market maker” in the trading of the security, and the lack of an “independent market” (i.e., one not dominated or controlled by you or your financial advisors and without any special selling efforts/selling methods) for the Registered Stockholders’ brokerage transactions/resales, are consistent with the representations and conditions set forth in prior no-action relief (e.g. Spotify Technology, S.A., Mar. 23, 2018, where the financial advisors had a much more limited/advisory role, etc.).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company intends to and believes it is able to rely on the Spotify Letter. Although the Company, for example, as indicated above, has not yet determined the extent to which it will conduct investor activities that might constitute “special selling efforts,” and therefore the Company has not made a determination that a Regulation M “distribution” would occur in connection with the direct listing, the Company will nevertheless comply with the requirements of the Spotify Letter and the representations made herein.

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 14

As further described below, the Company respectfully advises that it does not view the differences as inconsistent with the principles of the Spotify Letter or as precluding reliance on the Spotify Letter.

As set forth in the Spotify Letter:

•
Restricted Period: The Company, its Financial Advisor, Registered Stockholders and their respective affiliated purchasers will observe a restricted period commencing on the fifth business day prior to the determination of the opening trading price of the Shares on Nasdaq and ending with the commencement of secondary market trading in the Shares on Nasdaq (the “Restricted Period”) during which they will not directly or indirectly, bid for, purchase, or attempt to induce any person to bid for or purchase the Shares, subject to the exceptions in Regulation M.

•
Resales Made in Ordinary Brokerage Transactions into an Independent Market: Any resales of Shares made during the registration statement effective period of at least 90 days (the “Effective Period”) pursuant to the Form S-1 registration statement will be effected solely through ordinary brokerage transactions into an "independent market" (i.e. one not dominated or controlled by the Company, the Financial Advisor, the Registered Stockholders, or their respective affiliated purchasers, and without any special selling efforts or any involvement or facilitation by or coordination between the Company, the Financial Advisor, the Registered Stockholders, or their respective affiliated purchasers, with the exception of maintaining the Form S-1's effectiveness and the potential establishment of the brokerage accounts for interested Registered Stockholders, as described in the Spotify Letter.

•
No Company Issuances or Resale Coordination in Effective Period: The Company will not offer or issue any new Shares for sale under the Form S-1 during the Effective Period; coordinate, solicit or facilitate (other than by filing and maintaining the effectiveness of the Form S-1 and arranging for the Listing of the Shares on the Nasdaq) any resales of Shares by the Registered Stockholders (or engage in any additional activities or special selling efforts that are designed to facilitate resales of Shares by the Registered Stockholders pursuant to the Form S-1); or receive any proceeds from the sale of Shares by any of the Registered Stockholders during the Effective Period.

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 15

•
Financial Advisor – No Underwriting, Solicitation and Distribution: The Company will engage the Financial Advisor solely to provide advice and assistance to the Company with respect to the filing of the Form S-1 and the Listing of the Shares on Nasdaq but not to provide underwriting, solicitation, or distribution services with respect to any offers or sales made under the Form S-1.

•
Independent Establishment of Opening Price and Orderly Market: In Spotify, the DMM, which was required to be unaffiliated with the Company and the Financial Advisor, and operating independently of such persons, was required to be solely responsible for establishing the Opening Price and maintaining an orderly market for the Shares. Here, rather than the DMM establishing the Opening Price, the Opening Price will be established using the equivalent Nasdaq opening process, which is dictated by Commission-approved Nasdaq rules. Here, rather than a DMM establishing the Opening Price, the Opening Price is established based on a routine formula, in a process directly overseen by Nasdaq, which is unaffiliated with and operates independently of the Company and the Financial Advisor. Here, rather than the DMM maintaining an orderly market for the Shares, the Company will ensure that at least three registered and active market makers are engaged, each of which will be independent of the Company and the Financial Advisor. Reference is made to the Company’s responses to Comment 11, 12 and 13, where the Company further explains why it does not believe these factual differences are germane to its ability to rely on the Spotify Letter.

•
Financial Advisor- No Investor Meetings/Activities: Except as specified in the Spotify Letter, the Financial Advisor will not assist the Company in the planning of, or actively participate in, investor meetings. Moreover, the Company has not and will not, directly or indirectly, engage or request the Financial Advisor to perform any activities after the Nasdaq Opening Time designed to facilitate resales by the Registered Stockholders pursuant to the Form F-1 (other than with respect to the potential establishment of brokerage accounts for interested Registered Stockholders).

•
No Special Selling Efforts, Stabilization or Support Activities: The Company will not engage in, and has not and will not, directly or indirectly, request the Financial Advisor to engage in, any special selling efforts or stabilization or price support activities in connection with such resales. Please also see the discussion below with regard to stabilization and market-making.

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 16

•
Resale Timing at Sole Discretion of Registered Stockholders: The timing of any resales will be at the sole discretion of the Registered Stockholders and, with the exception of maintaining the effectiveness of the Form S-1 during the Effective Period and any ministerial or administrative activities relating thereto, the Company will not participate or be involved in any resale of Shares by, between, or on behalf of the Registered Stockholders.

•
Financial Advisor – No Discretionary Authority over Brokerage Accounts: Neither the Financial Advisor nor its affiliates will have discretionary authority to transact in the Shares held in brokerage accounts, and no fees or expenses will be paid by the Company (or the Financial Advisor), in connection with such brokerage accounts.

The Staff has specifically requested that the Company address the following potential differences with the roles of the Financial Advisor described in the Spotify Letter:

•
the expanded role and activities/obligations of the financial advisor on Nasdaq (i.e., in coordinating the price discovery process and opening cross/“first trade” in the security, and performing the same functions as the “stabilization agent”/lead underwriter in an IPO)

In its responses to Comments 11, 12 and 13, the Company describes the role of the Financial Advisor in the opening cross and explains in its response to Comment 13 its view as to why adhering to the Nasdaq process is not inconsistent with the Spotify Letter.

The Staff’s comment may suggest that, in performing the role in the opening cross that would be performed by a lead underwriter or “stabilization agent” in an initial public offering, the Financial Advisor will also, like in an initial public offering, separately engage in price stabilization. This is not the case.

•	Neither the Company nor its Registered Stockholders (including its controlling Registered Stockholder) will in any way engage the Financial Advisor to engage in stabilization.

•
Further, neither the Nasdaq rule for the opening cross nor any other Nasdaq rule relating to direct listings requires the Financial Advisor to engage in stabilization. Unlike in a traditional IPO, there is no “green shoe” option to provide the capital to the Financial Advisor to engage in stabilization, and neither the Company nor Nasdaq would otherwise expect the Financial Advisor to engage in stabilization.

•	Finally, the Company will confirm with the Financial Advisor that it will not in fact engage in stabilization.

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 17

•	acting in the capacity of “active market maker” in the trading of the security,

To satisfy Nasdaq Listing Rule 5504(a)(4), the Company will ensure that at least three registered and active market makers are engaged, each of which will be independent of the Company and the Financial Advisor.

Based on discussions with Nasdaq, the Company understands that in fact there will be several additional firms that would likely perform an active market maker role.

To avoid any potential concern that this role of the Financial Advisor would preclude reliance on the Spotify Letter, the Company will not designate the Financial Advisor as a market maker to satisfy the listing requirement. Any market-making activity by the Financial Advisor or its affiliates would be on its own accord and subject to applicable law, regulation and Nasdaq rules.

•
the lack of an “independent market” (i.e., one not dominated or controlled by you or your financial advisors and without any special selling efforts/selling methods) for the Registered Stockholders’ brokerage transactions/resales

The Company respectfully submits that by following the safeguards set forth in the Spotify Letter and as set forth above, the result will be precisely what the Staff has described — an independent market. The requirement of brokerage transactions/resales by Registered Stockholders (including the controlling Registered Stockholder) that will be made in the absence of any special selling efforts, the existence of a substantial portion of Shares held by unrestricted investors or by Registered Stockholders other than the controlling Registered Stockholder, and the other requirements of the Spotify Letter, together with all other protections under existing legal requirements and the Nasdaq Listing Rules, will enable, in the Company’s view, an independent market — one in which buyers and sellers can buy and sell Shares at an independently set, market-driven price.

Further, even if it were factually possible, the Company and its controlling stockholder, Mudrick Capital, disclaim an intent, purpose, ability, and confirm they will refrain from any action, to “dominate” or “control” the market, and the Company does not believe the limited role of the Financial Advisor under the Spotify Letter or in connection with the Commission-approved, Nasdaq-required opening cross mechanic would allow the Financial Advisor to dominate or control the market.

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 18

15.
Please explain how the financial advisor’s involvement in the determination of the opening price/Current Reference Price and immediate trading in the security, the possible selling activity by the Registered Stockholders (including by the controlling Stockholder “Mudrick Capital”), and the “excessive compensation” to be paid to broker-dealers to facilitate such selling is consistent with prior no-action relief (e.g. Spotify Technology, S.A., Mar. 23, 2018) or, if not available for relief from Regulation M, how such activity would be consistent with Regulation M, particularly the requirement that the ordinary brokerage transactions by the Registered Shareholders be made into an “independent market” (i.e., one not dominated or controlled by Thryv or its financial advisors and without any special selling efforts/selling methods).

The Company acknowledges the Staff’s comment and respectfully refers the Staff to its responses to Comments 11, 13 and 14, for a discussion of the financial advisor’s involvement in the determination of the Current Reference Price and Opening Trade, and Comments 12 and 14, for a discussion of the possible selling activity by the Registered Stockholders, including Mudrick Capital, and how each such involvement or activity, as applicable, is consistent with prior no-action relief or with Regulation M.

As set forth in its response to Comment 14, the Company and its controlling stockholder, Mudrick Capital disclaim any ability to dominate or control the market, and similarly believe the limited actions taken by its Financial Advisor would not allow it to dominate or control the market. The decision whether to sell Shares, and the prices as which Shares may be sold, will be established by an independent market. The sales by Registered Stockholders (including the controlling stockholder, Mudrick Capital), unrestricted stockholders and stockholders that purchase in the secondary market after trading commences will be made independently. Purchases will be made independently by investors in the secondary market, and such purchases will be in no way controlled or dominated by the Company, its controlling stockholder or the Financial Advisor.

With respect to “excessive compensation” to be paid to broker-dealers to facilitate selling the Company has revised its disclosure on page 130 accordingly.

16.
Please explain what is meant on page 41 by the statement, “We also may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investments, or otherwise,” including its potential impact on the above Regulation M analysis.

In response to the Staff’s comment, the Company has revised its disclosure on page 41 to reflect that the Company will not issue capital stock or securities convertible into its capital stock during any period during which the Registration Statement is effective.

Daniel Morris Securities and Exchange Commission May 11, 2020 Page 19

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8893.

Sincerely yours,

/s/ Corey R. Chivers
Corey R. Chivers
Weil, Gotshal & Manges LLP

cc:	Joseph A. Walsh
Chief Executive Officer, President and Director
Thryv Holdings, Inc.

Paul Rouse
Chief Financial Officer, Exertive Vice President and Treasurer
Thryv Holdings, Inc.